

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 30, 2017

<u>Via email</u>
H. Douglas Goforth
Chief Financial Officer
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

> **Re: GMS Inc.**
> **Form 10-K**
> **Filed July 12, 2016**
> **File No. 1-37784**

Dear Mr. Goforth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended April 30, 2016

Consolidated Statements of Cash Flows, page 73

1. We note the subtotal which appears to represent a measure of cash flows before changes in working capital in the amount of $74.7 million, $67.9 million and $(15.0 million) for the three most recent successor periods. Please remove this subtotal pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K.

Form 8-K filed November 8, 2016

2. We note from page 17 your reference to free cash flows. Please reconcile free cash flows to operating cash flows herein and in other similar presentations. Refer to Regulation G and footnote 26 of SEC Release No. 33-8176 for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction